UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for January, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | TRADING STATEMENT FOR THE FINANCIAL
HALF YEAR ENDED 31 DECEMBER 2019 AND LCCP UPDATE

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary Share ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary Share ISIN code: ZAE000151817
(“Sasol” or “the Company”)
TRADING STATEMENT FOR THE FINANCIAL HALF YEAR ENDED
31 DECEMBER 2019 AND LCCP UPDATE

Trading Statement for the financial half year ended 31 December 2019

Sasol is expected to deliver a satisfactory set of operational results for the six months ended 31 December 2019, with a good volume, cost and working capital performance. The financial results were however impacted by a weak macroeconomic environment. This resulted in lower margins and operating profit.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted
EBITDA*) are expected to decline by between 22% and 32% from R26,8 billion in the prior half year. This results from a 9% decrease in the rand per barrel price of
Brent crude oil, softer global chemical and refining margins and a negative EBITDA contribution from the Lake Charles Chemicals Project (LCCP). As the LCCP units progress through the sequential beneficial operation schedule, the costs associated with the relevant units are expensed while the gross margin contribution follows the planned volume ramp-up profile and inventory build. Earnings are further impacted by approximately R1,7 billion in additional depreciation charges and approximately
R2 billion in finance charges for financial half year 2020 as the LCCP units reach beneficial operation.

Shareholders are accordingly advised that:
·  Earnings per share (EPS) for the financial half year are expected to be between
R5,37 and R7,76 per share. This is a decrease of between 68% and 78% from the prior half year EPS of R23,92;
·  Headline earnings per share (HEPS) are expected to be between R4,79 and
R7,11 per share. This is a decrease of between 69% and 79% from the prior half year HEPS of R23,25. There were no significant impairments recorded for the half year 2020;
·  Core HEPS (CHEPS**) are expected to be between R7,90 and R10,04 per share. This is a decrease of between 53% and 63% from the prior half year
CHEPS of R21,45.

We expect net debt to EBITDA to remain below 3,0 times and gearing to remain within the previous market guidance of 55% and 65% for financial half year 2020.

Lake Charles Chemicals Project update

Sasol provided an update on the impact of the explosion and fire at the low-density polyethylene (LDPE) unit on 24 January 2020. Mainly as a result of the aforementioned incident, Sasol has revised its guidance on the EBITDA contribution from the LCCP for the financial year 2020 to between US$50 million and
US$100 million.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the financial half year ended 31 December 2019 will be announced on
Monday, 24 February 2020.

* Adjusted EBITDA are calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, movement in rehabilitation provisions due to discount rate changes, unrealised translation gains and losses, and unrealised gains and losses on our hedging activities.

** Core HEPS are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects
(exceeding R4 billion) which have reached beneficial operation and are still ramping up, and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period.
We believe core headline earnings are a useful measure of the group´s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

31 January 2020

Sandton
Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including
LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI)
initiative, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”,
“endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-
looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant,
Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2020
By:
/s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary